Marathon Oil Corporation
February 17, 2012

Exhibit 99.3

MARATHON OIL CORPORATION

Audit

of

Estimated Future Reserves

Attributable to Certain

Leasehold Interests

SEC Parameters

As of

December 31, 2016

\s\ D. John MacDonald
D. John MacDonald, P.Eng.
APEGA Member Number 32634
Vice President
[SEAL]
RYDER SCOTT COMPANY, L.P.
TBPE Firm Registration No. F-1580

RYDER SCOTT COMPANY PETROLEUM CONSULTANTS

TBPE REGISTERED ENGINEERING FIRM F-1580		FAX (713) 651-0849
1100 LOUISIANA SUITE 4600	HOUSTON, TEXAS 77002-5294	TELEPHONE (713) 651-9191

November 28, 2016

Marathon Oil Canada Corporation
2400, 440 – 2nd Avenue S.W.
Calgary, Alberta T2P 5E9
Canada

Gentlemen:

At the request of Marathon Oil Canada Corporation (Marathon), Ryder Scott Company, L.P. (Ryder Scott) has conducted a reserves audit of the estimates of the proved reserve volumes as of December 31, 2016 prepared by Marathon’s engineering and geological staff based on the definitions and disclosure guidelines of the United States Securities and Exchange Commission (SEC) contained in Title 17, Code of Federal Regulations, Modernization of Oil and Gas Reporting, Final Rule released January 14, 2009 in the Federal Register (SEC regulations). Our third party reserves audit, completed on November 10, 2016 and presented herein, was prepared for public disclosure by Marathon in filings made with the SEC in accordance with the disclosure requirements set forth in the SEC regulations. The estimated reserves shown herein represents Marathon’s estimated net proved reserves attributable to the leasehold interests in the Athabasca Oil Sands Project (AOSP) owned by Marathon and the portion of that reserves reviewed by Ryder Scott, as of December 31, 2016. The properties reviewed by Ryder Scott incorporate Marathon’s reserves determinations and are located in the province of Alberta, Canada. At Marathon’s request, this audit covers only the proved reserve volumes. The cash flows from their royalty model were reviewed but are outside the scope of this audit letter.

The properties reviewed by Ryder Scott account for a portion of Marathon’s total net proved reserves as of December 31, 2016. Based on the estimates of total net proved reserves prepared by Marathon, the reserves audit conducted by Ryder Scott addresses 100 percent of the total proved developed net synthetic crude oil reserves, zero percent of the total proved developed net oil reserves, zero percent of the total proved developed net gas reserves, zero percent of the total proved undeveloped net synthetic crude oil reserves , zero percent of the total proved undeveloped net oil reserves, and zero percent of the total proved undeveloped net gas reserves of Marathon.

During the upgrading process, a quantity of off-gas is produced. Part of this gas is subsequently blended back into the SCO volumes. The remainder is “consumed in operations” (CiO) of the upgrader and has been valued equal to the avoided purchase of fuel gas from a third party. Marathon has chosen to disclose this volume on an SCO equivalent basis, the calculation of which is based on a liquid volumetric mass balance across the entire AOSP operation. The SCO proved reserve is shown in the SEC Parameter table following on both a gross and net of CiO volumes basis.

As prescribed by the Society of Petroleum Engineers in Paragraph 2.2(f) of the Standards Pertaining to the Estimating and Auditing of Oil and Gas Reserves Information (SPE auditing standards), a reserves audit is defined as “the process of reviewing certain of the pertinent facts interpreted and assumptions made that have resulted in an estimate of reserves prepared by others and the rendering of an opinion about (1) the appropriateness of the methodologies employed; (2) the adequacy and quality of the data

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Marathon Oil Canada Corporation
November 28, 2016

relied upon; (3) the depth and thoroughness of the reserves estimation process; (4) the classification of reserves appropriate to the relevant definitions used; and (5) the reasonableness of the estimated reserve quantities.”

Based on our review, including the data, technical processes and interpretations presented by Marathon plus the qualifications of Marathon’s Reserve Estimators, it is our opinion that the overall procedures and methodologies utilized by Marathon in preparing their estimates of the proved reserves as of December 31, 2016 comply with the current SEC regulations and that the overall proved reserves for the reviewed properties as estimated by Marathon are, in the aggregate, reasonable within the established audit tolerance guidelines of 10 percent as set forth in the SPE auditing standards.

The estimated reserves presented in this report are related to hydrocarbon prices. Marathon has informed us that in the preparation of their reserves estimate, as of December 31, 2016, they used a correlation of their synthetic crude oil (SCO) contract price to the first-day-of-the-month WTI price to estimate the SCO contract price for the reserves estimate. This correlation was based on the 12 month period ending on September 30, 2016. Ryder Scott believes that this approach, based on sales contract pricing, is consistent with SEC regulations. Actual future prices may vary significantly from the prices required by SEC regulations; therefore, the volume of reserves actually recovered may differ significantly from the estimated quantity presented in this report. The net reserves as estimated by Marathon attributable to Marathon's interest in properties that we reviewed are summarized as follows:

SEC PARAMETERS
Estimated Net Reserves
Attributable to Certain Leasehold Interests of
Marathon Oil Canada Corporation

As of December 31, 2016

Total
Proved
Developed
Net Reserves of Properties Audited by Ryder Scott
Synthetic Crude Oil (SCO) Net of Synthetic Gas Consumed in Operations – MM Barrels	691.9
Synthetic Gas Consumed in Operations – SCO Equivalent – MM Barrels	0.4
Synthetic Crude Oil (SCO) Total – MM Barrels	692.3

Liquid hydrocarbons are expressed in millions of standard 42 gallon barrels (MM Barrels).

The Synthetic Gas Consumed in Operations – SCO Equivalent is estimated based on upgrader performance. Shell, as operator, provides a monthly estimate of the volume of purchased fuel gas that was displaced by Synthetic Gas generated and consumed within the Upgrader. This is conveyed to Marathon as an Uplift Increment percentage to the bitumen volume. Marathon does a statistical analysis of the monthly Uplift Increments for the historical accounting period examined in the preparation of the economic model. A 1P estimate of the Synthetic Gas Consumed in Operations as a fraction is the result of this analysis. This fraction is input into a mass balance based performance analysis for the year ending December 31, 2016, which results in the SCO equivalent of Synthetic Gas Consumed in Operations.

RYDER SCOTT COMPANY PETROLEUM CONSULTANTS

Marathon Oil Canada Corporation
November 28, 2016

Reserves Included in This Report

In our opinion, the proved reserves presented in this report conform to the definition as set forth in the Securities and Exchange Commission’s Regulations Part 210.4-10(a). An abridged version of the SEC reserves definitions from 210.4-10(a) entitled “Petroleum Reserves Definitions” is included as an attachment to this report.

The various proved reserves status categories are defined under the attachment entitled “Petroleum Reserves Status Definitions and Guidelines” in this report.

Reserves are “estimated remaining quantities of oil and gas and related substances anticipated to be economically producible, as of a given date, by application of development projects to known accumulations.” All reserves estimates involve an assessment of the uncertainty relating the likelihood that the actual remaining quantities recovered will be greater or less than the estimated quantities determined as of the date the estimate is made. The uncertainty depends chiefly on the amount of reliable geologic and engineering data available at the time of the estimate and the interpretation of these data. The relative degree of uncertainty may be conveyed by placing reserves into one of two principal classifications, either proved or unproved. Unproved reserves are less certain to be recovered than proved reserves and may be further sub-classified as probable and possible reserves to denote progressively increasing uncertainty in their recoverability. At Marathon’s request, this report addresses only the proved reserves attributable to the properties reviewed herein.

Proved oil and gas reserves are “those quantities of oil and gas which, by analysis of geoscience and engineering data, can be estimated with reasonable certainty to be economically producible from a given date forward.” The proved reserves included herein were estimated using probabilistic methods which assess the uncertainty in the estimated quantities of reserves based on the probability that the quantities actually recovered will equal or exceed the estimate. For proved reserves, there should be at least a 90% probability (P90) that the actual quantities recovered will equal or exceed the estimate.

Proved reserve estimates will generally be revised only as additional geologic or engineering data become available or as economic conditions change. For proved reserves, the SEC states that “as changes due to increased availability of geoscience (geological, geophysical, and geochemical), engineering, and economic data are made to the estimated ultimate recovery (EUR) with time, reasonably certain EUR is much more likely to increase or remain constant than to decrease.” Moreover, estimates of proved reserves may be revised as a result of future operations, effects of regulation by governmental agencies or geopolitical or economic risks. Therefore, the proved reserves included in this report are estimates only and should not be construed as being exact quantities, and if recovered could be more or less than the estimated amounts.

Audit Data, Methodology, Procedure and Assumptions

The estimation of reserves involves two distinct determinations. The first determination results in the estimation of the quantities of recoverable oil and gas and the second determination results in the estimation of the uncertainty associated with those estimated quantities in accordance with the definitions set forth by the Securities and Exchange Commission’s Regulations Part 210.4-10(a). The process of estimating the quantities of recoverable oil and gas reserves relies on the use of certain generally accepted analytical procedures. These analytical procedures fall into three broad categories or methods: (1) performance-based methods; (2) volumetric-based methods; and (3) analogy. These methods may be used individually or in combination by the reserve evaluator in the process of estimating the quantities of reserves. Reserve evaluators must select the method or combination of methods which in their professional judgment is most appropriate given the nature and amount of reliable geoscience and engineering data

RYDER SCOTT COMPANY PETROLEUM CONSULTANTS

Marathon Oil Canada Corporation
November 28, 2016

available at the time of the estimate, the established or anticipated performance characteristics of the reservoir being evaluated and the stage of development or producing maturity of the property.

In many cases, the analysis of the available geoscience and engineering data and the subsequent interpretation of this data may indicate a range of possible outcomes in an estimate, irrespective of the method selected by the evaluator. When a range in the quantity of reserves is identified, the evaluator must determine the uncertainty associated with the incremental quantities of the reserves. If the reserve quantities are estimated using the deterministic incremental approach, the uncertainty for each discrete incremental quantity of the reserves is addressed by the reserve category assigned by the evaluator. Therefore, it is the categorization of reserve quantities as proved, probable and/or possible that addresses the inherent uncertainty in the estimated quantities reported. For proved reserves, uncertainty is defined by the SEC as reasonable certainty wherein the “quantities actually recovered are much more likely than not to be achieved.” The SEC states that “probable reserves are those additional reserves that are less certain to be recovered than proved reserves but which, together with proved reserves, are as likely as not to be recovered.” The SEC states that “possible reserves are those additional reserves that are less certain to be recovered than probable reserves and the total quantities ultimately recovered from a project have a low probability of exceeding proved plus probable plus possible reserves.” All quantities of reserves within the same reserve category must meet the SEC definitions as noted above.

Estimates of reserves quantities and their associated reserve categories may be revised in the future as additional geoscience or engineering data become available. Furthermore, estimates of reserves quantities and their associated reserve categories may also be revised due to other factors such as changes in economic conditions, results of future operations, effects of regulation by governmental agencies or geopolitical or economic risks as previously noted herein.

The proved reserves, prepared by Marathon, for the properties that we reviewed were estimated in a two-step process. The first step was the volumetric based estimation of the mineable bitumen-initially-in-place, estimated using the mining criteria set out in Directive 082 by the Alberta Energy Regulator (AER). Mineable bitumen meeting this criteria is called “ore”. The annual mining plan is based on processing a relatively constant tonnage of ore. The second step was the estimation of an overall proved yield of synthetic crude oil (SCO) based on a probabilistic assessment of the operation broken into four components: global uncertainty in the geological model and life-of-mine pit design, mining performance, processing performance and upgrader performance. The probabilistic assessment was based on the most recent 24 months of operations data (September 2014 through August 2016) with adjustments for the resumption of more restrictive fines processing requirements at the expiration of the government allowed Resource Optimization Pilot (ROP) in April 2017. Ryder Scott was provided with copies of all data analysis for the purpose of this audit and this was considered sufficient for the purpose thereof.

There were no undeveloped reserves in the three pits that comprise the Muskeg River Mine (MRM) nor in the two pits that make up the Jackpine Mine (JPM). These two mines are the bitumen source for the AOSP as audited by us.

The AOSP was assembled as a joint venture to mine the bitumen and process it to create SCO. The AOSP is operated by Shell Canada Limited. The AOSP properties reviewed contain oil sands deposits where the bitumen-in-place is considered a solid. The bitumen is removed from the deposit by surface mining methods. The mined ore is treated in an extraction facility and a froth treatment facility (often collectively referred to as the ore processing facility), both owned by the AOSP to create a bitumen product diluted by solvent. Approximately half of the asphaltene is removed during extraction and froth treatment (sometimes referred to as ore processing). The diluted bitumen is shipped through a third party pipeline to the AOSP’s Scotford Upgrader at Edmonton Alberta. The Upgrader produces several product streams which together are referred to as Synthetic Crude Oil.

To estimate economically recoverable proved oil and gas reserves, many factors and assumptions are considered including, but not limited to, the use of reservoir parameters derived from geological,

RYDER SCOTT COMPANY PETROLEUM CONSULTANTS

Marathon Oil Canada Corporation
November 28, 2016

geophysical and engineering data which cannot be measured directly, economic criteria based on current costs and SEC pricing requirements, and forecasts of future production rates. Under the SEC regulations 210.4-10(a)(22)(v) and (26), proved reserves must be anticipated to be economically producible from a given date forward based on existing economic conditions including the prices and costs at which economic producibility from a reservoir is to be determined. While it may reasonably be anticipated that the future prices received for the sale of production and the operating costs and other costs relating to such production may increase or decrease from those under existing economic conditions, such changes were, in accordance with rules adopted by the SEC, omitted from consideration in conducting this review.

As stated previously, proved reserves must be anticipated to be economically producible from a given date forward based on existing economic conditions including the prices and costs at which economic producibility from a reservoir is to be determined. To confirm that the proved reserves reviewed by us meet the SEC requirements to be economically producible, we have reviewed certain primary economic data utilized by Marathon relating to hydrocarbon prices and costs as noted herein.

The hydrocarbon price furnished by Marathon for the properties reviewed by us is based on Marathon’s historical SCO contract pricing (the field price) correlated to SEC price parameters using the average WTI prices during the 12-month period ending on September 30, 2016 (the benchmark price), determined as the unweighted arithmetic averages of the prices in effect on the first-day-of-the-month for each month within such period. The correlation estimates a field price for SCO based on a differential to the average first-day-of-the-month WTI price for the 12 month period ending with September 2016 (latest available data at the time of this audit). The SCO price based on this correlation was in effect on December 31, 2016 and was used for the life of the mine. This correlation was used as the SCO contracts expire in 2017. The table below summarizes the “benchmark price” and “price reference” used by Marathon for the geographic areas reviewed by us.

The product prices which were actually used by Marathon to determine the future gross revenue for each property reviewed by us reflect adjustments to the benchmark prices for gravity, quality, local conditions, and/or distance from market, referred to herein as “differentials.” The differentials used by Marathon were accepted as factual data and reviewed by us for their reasonableness; however, we have not conducted an independent verification of the data used by Marathon.

The table below summarizes Marathon’s benchmark price and the average field price (benchmark adjusted for differential to the field) for the properties reviewed by us and referred to herein as Marathon’s “average realized sales price.” The average realized sales price shown in the table below was determined from Marathon’s correlation of the field price to the benchmark price for the geographic area. The data shown in the table below is presented in accordance with SEC disclosure requirements for each of the geographic areas reviewed by us.

RYDER SCOTT COMPANY PETROLEUM CONSULTANTS

Marathon Oil Canada Corporation
November 28, 2016

	Product	Price Reference	Average Benchmark Price ($US/bbl)	Average Realized Sales Price ($US/bbl)
Geographic Area
North America
Canada	Synthetic Crude Oil	WTI Cushing	41.68	35.66

The effects of derivative instruments designated as price hedges of oil quantities are not reflected in Marathon’s individual property evaluations.

Operating costs furnished by Marathon are based on the operating expense reports of Marathon and include only those costs directly applicable to the mines and related facilities for the properties reviewed by us. The operating costs for non-operated properties include the COPAS overhead costs that are allocated directly to the mines and facilities under terms of operating agreements. Where applicable operating costs were included for transportation, tariffs and/or processing fees. The operating costs furnished by Marathon were accepted as factual data and reviewed by us for their reasonableness; however, we have not conducted an independent verification of the data used by Marathon. No deduction was made for loan repayments, interest expenses, or exploration and development prepayments that were not charged directly to the mines and facilities.

There were no development costs for the AOSP. Operating costs included various mine and facility turnaround costs every five years. Sustaining capital investments occur each year for both mines and the scale depends on the nature of the activity in that year. The Upgrader had sustaining capital spread over the life of the mine. Most has been allocated as a “Project Expense”; however, Marathon has kept a portion as a declared capital cost through 2025.

Current costs used by Marathon were held constant throughout the life of the properties; except for certain activity level or volume based costs where the unit cost of the activity or volume was held constant while the absolute cost reflects the level of activity or volume throughput.

Marathon’s operations may be subject to various levels of governmental controls and regulations. These controls and regulations may include, but may not be limited to, matters relating to land tenure and leasing, the legal rights to produce hydrocarbons, drilling and production practices, environmental protection, marketing and pricing policies, royalties, various taxes and levies including income tax, and are subject to change from time to time. Such changes in governmental regulations and policies may cause volumes of proved reserves actually recovered and amounts of proved income actually received to differ significantly from the estimated quantities.

The estimates of proved reserves presented herein were based upon a review of the properties in which Marathon owns an interest; however, we have not made any field examination of the properties. No consideration was given in this report to potential environmental liabilities that may exist nor were any costs included by Marathon for potential liabilities to restore and clean up damages, if any, caused by past operating practices.

Certain technical personnel of Marathon are responsible for the preparation of reserves estimates on new properties and for the preparation of revised estimates, when necessary, on old properties. These personnel assembled the necessary data and maintained the data and workpapers in an orderly manner. We consulted with these technical personnel and had access to their workpapers and supporting data in the course of our audit.

Marathon has informed us that they have furnished us all of the material accounts, records, geological and engineering data, and reports and other data required for this investigation. In performing

RYDER SCOTT COMPANY PETROLEUM CONSULTANTS

Marathon Oil Canada Corporation
November 28, 2016

our audit of Marathon’s forecast of future proved production, we have relied upon data furnished by Marathon with respect to property interests owned or derived and production from the examined mines and related facilites, normal direct costs of operating the mines and related facilites, other costs such as transportation and/or processing fees, ad valorem and production taxes, sustaining costs, mining plans, abandonment costs after salvage, product prices based on the SEC regulations, adjustments or differentials to product prices, geological maps of the mines, well logs and core analyses. Ryder Scott reviewed such factual data for its reasonableness; however, we have not conducted an independent verification of the data furnished by Marathon. We consider the factual data furnished to us by Marathon to be appropriate and sufficient for the purpose of our review of Marathon’s estimate of reserves. In summary, we consider the assumptions, data, methods and analytical procedures used by Marathon and as reviewed by us appropriate for the purpose hereof, and we have used all such methods and procedures that we consider necessary and appropriate under the circumstances to render the conclusions set forth herein.

Audit Opinion

Based on our review, including the data, technical processes and interpretations presented by Marathon, it is our opinion that the overall procedures and methodologies utilized by Marathon in preparing their estimates of the proved SCO reserves as of December 31, 2016 comply with the current SEC regulations and that the overall proved SCO reserves for the reviewed properties as estimated by Marathon are, in the aggregate, reasonable within the established audit tolerance guidelines of 10 percent as set forth in the SPE auditing standards. In addition, the qualifications of Marathon’s reserve estimators was evaluated as sufficient against the standards set out by the SPE for reserve evaluators.

We were in reasonable agreement with Marathon's estimates of proved reserves for the properties which we reviewed. It is our opinion that on an aggregate basis the data presented herein for the properties that we reviewed fairly reflects the estimated net reserves owned by Marathon.

Standards of Independence and Professional Qualification

Ryder Scott is an independent petroleum engineering consulting firm that has been providing petroleum consulting services throughout the world since 1937. Ryder Scott is employee-owned and maintains offices in Houston, Texas; Denver, Colorado; and Calgary, Alberta, Canada. We have over eighty engineers and geoscientists on our permanent staff. By virtue of the size of our firm and the large number of clients for which we provide services, no single client or job represents a material portion of our annual revenue. We do not serve as officers or directors of any privately-owned or publicly-traded oil and gas company and are separate and independent from the operating and investment decision-making process of our clients. This allows us to bring the highest level of independence and objectivity to each engagement for our services.

Ryder Scott actively participates in industry-related professional societies and organizes an annual public forum focused on the subject of reserves evaluations and SEC regulations. Many of our staff have authored or co-authored technical papers on the subject of reserves related topics. We encourage our staff to maintain and enhance their professional skills by actively participating in ongoing continuing education.

Prior to becoming an officer of the Company, Ryder Scott requires that staff engineers and geoscientists have received professional accreditation in the form of a registered or certified professional engineer’s license or a registered or certified professional geoscientist’s license, or the equivalent thereof, from an appropriate governmental authority or a recognized self-regulating professional organization.

We are independent petroleum engineers with respect to Marathon. Neither we nor any of our employees have any financial interest in the subject properties, and neither the employment to do this

RYDER SCOTT COMPANY PETROLEUM CONSULTANTS

Marathon Oil Canada Corporation
November 28, 2016

work nor the compensation is contingent on our estimates of reserves for the properties which were reviewed.

The results of this audit, presented herein, are based on technical analysis conducted by teams of geoscientists and engineers from Ryder Scott. The professional qualifications of the undersigned, the technical person primarily responsible for overseeing, reviewing and approving the review of the reserves information discussed in this report, are included as an attachment to this letter.

Terms of Usage

The results of our third party audit, presented in report form herein, were prepared in accordance with the disclosure requirements set forth in the SEC regulations and intended for public disclosure as an exhibit in filings made with the SEC by Marathon.

Marathon makes periodic filings on Form 10-K with the SEC under the 1934 Exchange Act. Furthermore, Marathon has certain registration statements filed with the SEC under the 1933 Securities Act into which any subsequently filed Form 10-K is incorporated by reference. We have consented to the incorporation by reference in the registration statements on Form S-3 and Form S-8 of Marathon of the references to our name as well as to the references to our third party report for Marathon, which appears in the December 31, 2016 annual report on Form 10-K of Marathon. Our written consent for such use is included as a separate exhibit to the filings made with the SEC by Marathon.

We have provided Marathon with a digital version of the original signed copy of this report letter. In the event there are any differences between the digital version included in filings made by Marathon and the original signed report letter, the original signed report letter shall control and supersede the digital version.

The data and work papers used in the preparation of this report are available for examination by authorized parties in our offices. Please contact us if we can be of further service.

Very truly yours,

RYDER SCOTT COMPANY, L.P.
APEGA Permit to Practice P 6092

\s\ D. John MacDonald

D. John MacDonald, P.Eng.
APEGA Member Number 32634
Vice President                 [SEAL]
DJM (DPR)/pls

RYDER SCOTT COMPANY PETROLEUM CONSULTANTS

Professional Qualifications of Primary Technical Engineer

The conclusions presented in this report are the result of technical analysis conducted by teams of geoscientists and engineers from Ryder Scott Company, L.P. D. John MacDonald was the primary technical person responsible for the audit of the estimate of the reserve presented herein.

Mr. MacDonald, an employee of Ryder Scott Company, L.P. (Ryder Scott) since 2012, is a Vice President. Before joining Ryder Scott, Mr. MacDonald served in a number of engineering positions with BP Resources Canada Limited, Wascana Energy Inc. and AJM Petroleum Consultants. For more information regarding Mr. MacDonald’s geographic and job specific experience, please refer to the Ryder Scott Company website at www.ryderscott.com/Company/Employees.

Mr. MacDonald earned a Bachelor of Science degree in Chemistry from the University of Calgary in 1975 and a Bachelor of Science degree in Chemical Engineering from the University of Calgary in 1981. He is a licensed Professional Engineer in the Province of Alberta. He is also a member of the Society of Petroleum Engineers.

The Association of Professional Engineers and Geoscientists of Alberta (APEGA) is a self-regulating body that regulates the practices of engineering and geoscience in Alberta on behalf of the Government of Alberta. Professional members have a mandatory requirement for continuing professional development to maintain their standing. APEGA’s Continuing Professional Development Program requires that professional members must realize at least 240 hours of professional development over three years on an ongoing basis. Professional development falls under six areas: professional practice, formal activity, informal activity, participation, presentations and contributions to knowledge. APEGA has restrictions as to how many hours may be credited to each of the six areas to maintain a balance in professional development.

Based on his educational background, professional training and 35 years of practical experience in the estimation and evaluation of petroleum reserves, Mr. MacDonald has attained the professional qualifications as a Reserves Estimator and Reserves Auditor set forth in Article III of the “Standards Pertaining to the Estimating and Auditing of Oil and Gas Reserves Information” promulgated by the Society of Petroleum Engineers as of February 19, 2007.

RYDER SCOTT COMPANY PETROLEUM CONSULTANTS

PETROLEUM RESERVES DEFINITIONS

As Adapted From:
RULE 4-10(a) of REGULATION S-X PART 210
UNITED STATES SECURITIES AND EXCHANGE COMMISSION (SEC)

PREAMBLE

On January 14, 2009, the United States Securities and Exchange Commission (SEC) published the “Modernization of Oil and Gas Reporting; Final Rule” in the Federal Register of National Archives and Records Administration (NARA). The “Modernization of Oil and Gas Reporting; Final Rule” includes revisions and additions to the definition section in Rule 4-10 of Regulation S-X, revisions and additions to the oil and gas reporting requirements in Regulation S-K, and amends and codifies Industry Guide 2 in Regulation S-K. The “Modernization of Oil and Gas Reporting; Final Rule”, including all references to Regulation S-X and Regulation S-K, shall be referred to herein collectively as the “SEC regulations”. The SEC regulations take effect for all filings made with the United States Securities and Exchange Commission as of December 31, 2009, or after January 1, 2010. Reference should be made to the full text under Title 17, Code of Federal Regulations, Regulation S-X Part 210, Rule 4-10(a) for the complete definitions (direct passages excerpted in part or wholly from the aforementioned SEC document are denoted in italics herein).

Reserves are estimated remaining quantities of oil and gas and related substances anticipated to be economically producible, as of a given date, by application of development projects to known accumulations. All reserve estimates involve an assessment of the uncertainty relating the likelihood that the actual remaining quantities recovered will be greater or less than the estimated quantities determined as of the date the estimate is made. The uncertainty depends chiefly on the amount of reliable geologic and engineering data available at the time of the estimate and the interpretation of these data. The relative degree of uncertainty may be conveyed by placing reserves into one of two principal classifications, either proved or unproved. Unproved reserves are less certain to be recovered than proved reserves and may be further sub-classified as probable and possible reserves to denote progressively increasing uncertainty in their recoverability. Under the SEC regulations as of December 31, 2009, or after January 1, 2010, a company may optionally disclose estimated quantities of probable or possible oil and gas reserves in documents publicly filed with the SEC. The SEC regulations continue to prohibit disclosure of estimates of oil and gas resources other than reserves and any estimated values of such resources in any document publicly filed with the SEC unless such information is required to be disclosed in the document by foreign or state law as noted in §229.1202 Instruction to Item 1202.

Reserves estimates will generally be revised only as additional geologic or engineering data become available or as economic conditions change.

Reserves may be attributed to either natural energy or improved recovery methods. Improved recovery methods include all methods for supplementing natural energy or altering natural forces in the reservoir to increase ultimate recovery. Examples of such methods are pressure maintenance, natural gas cycling, waterflooding, thermal methods, chemical flooding, and the use of miscible and immiscible displacement fluids. Other improved recovery methods may be developed in the future as petroleum technology continues to evolve.

Reserves may be attributed to either conventional or unconventional petroleum accumulations. Petroleum accumulations are considered as either conventional or unconventional based on the nature of their in-place characteristics, extraction method applied, or degree of processing prior to sale. Examples of unconventional petroleum accumulations include coalbed or coalseam methane (CBM/CSM), basin-

RYDER SCOTT COMPANY PETROLEUM CONSULTANTS

PETROLEUM RESERVES DEFINITIONS

centered gas, shale gas, gas hydrates, natural bitumen and oil shale deposits. These unconventional accumulations may require specialized extraction technology and/or significant processing prior to sale.

Reserves do not include quantities of petroleum being held in inventory.

Because of the differences in uncertainty, caution should be exercised when aggregating quantities of petroleum from different reserves categories.

RESERVES (SEC DEFINITIONS)

Securities and Exchange Commission Regulation S-X §210.4-10(a)(26) defines reserves as follows:

Reserves. Reserves are estimated remaining quantities of oil and gas and related substances anticipated to be economically producible, as of a given date, by application of development projects to known accumulations. In addition, there must exist, or there must be a reasonable expectation that there will exist, the legal right to produce or a revenue interest in the production, installed means of delivering oil and gas or related substances to market, and all permits and financing required to implement the project.

Note to paragraph (a)(26): Reserves should not be assigned to adjacent reservoirs isolated by major, potentially sealing, faults until those reservoirs are penetrated and evaluated as economically producible. Reserves should not be assigned to areas that are clearly separated from a known accumulation by a non-productive reservoir (i.e., absence of reservoir, structurally low reservoir, or negative test results). Such areas may contain prospective resources (i.e., potentially recoverable resources from undiscovered accumulations).

PROVED RESERVES (SEC DEFINITIONS)

Securities and Exchange Commission Regulation S-X §210.4-10(a)(22) defines proved oil and gas reserves as follows:

Proved oil and gas reserves. Proved oil and gas reserves are those quantities of oil and gas, which, by analysis of geoscience and engineering data, can be estimated with reasonable certainty to be economically producible—from a given date forward, from known reservoirs, and under existing economic conditions, operating methods, and government regulations—prior to the time at which contracts providing the right to operate expire, unless evidence indicates that renewal is reasonably certain, regardless of whether deterministic or probabilistic methods are used for the estimation. The project to extract the hydrocarbons must have commenced or the operator must be reasonably certain that it will commence the project within a reasonable time.

(i) The area of the reservoir considered as proved includes:

(A) The area identified by drilling and limited by fluid contacts, if any, and

(B) Adjacent undrilled portions of the reservoir that can, with reasonable certainty, be judged to be continuous with it and to contain economically producible oil or gas on the basis of available geoscience and engineering data.

RYDER SCOTT COMPANY PETROLEUM CONSULTANTS

PETROLEUM RESERVES DEFINITIONS

PROVED RESERVES (SEC DEFINITIONS) CONTINUED

(ii) In the absence of data on fluid contacts, proved quantities in a reservoir are limited by the lowest known hydrocarbons (LKH) as seen in a well penetration unless geoscience, engineering, or performance data and reliable technology establishes a lower contact with reasonable certainty.

(iii) Where direct observation from well penetrations has defined a highest known oil (HKO) elevation and the potential exists for an associated gas cap, proved oil reserves may be assigned in the structurally higher portions of the reservoir only if geoscience, engineering, or performance data and reliable technology establish the higher contact with reasonable certainty.

(iv) Reserves which can be produced economically through application of improved recovery techniques (including, but not limited to, fluid injection) are included in the proved classification when:
(A) Successful testing by a pilot project in an area of the reservoir with properties no more favorable than in the reservoir as a whole, the operation of an installed program in the reservoir or an analogous reservoir, or other evidence using reliable technology establishes the reasonable certainty of the engineering analysis on which the project or program was based; and

(B) The project has been approved for development by all necessary parties and entities, including governmental entities.

(v) Existing economic conditions include prices and costs at which economic producibility from a reservoir is to be determined. The price shall be the average price during the 12-month period prior to the ending date of the period covered by the report, determined as an unweighted arithmetic average of the first-day-of-the-month price for each month within such period, unless prices are defined by contractual arrangements, excluding escalations based upon future conditions.

RYDER SCOTT COMPANY PETROLEUM CONSULTANTS

PETROLEUM RESERVES STATUS DEFINITIONS AND GUIDELINES

As Adapted From:
RULE 4-10(a) of REGULATION S-X PART 210
UNITED STATES SECURITIES AND EXCHANGE COMMISSION (SEC)

and

PETROLEUM RESOURCES MANAGEMENT SYSTEM (SPE-PRMS)
Sponsored and Approved by:
SOCIETY OF PETROLEUM ENGINEERS (SPE)
WORLD PETROLEUM COUNCIL (WPC)
AMERICAN ASSOCIATION OF PETROLEUM GEOLOGISTS (AAPG)
SOCIETY OF PETROLEUM EVALUATION ENGINEERS (SPEE)

Reserves status categories define the development and producing status of wells and reservoirs. Reference should be made to Title 17, Code of Federal Regulations, Regulation S-X Part 210, Rule 4-10(a) and the SPE-PRMS as the following reserves status definitions are based on excerpts from the original documents (direct passages excerpted from the aforementioned SEC and SPE-PRMS documents are denoted in italics herein).

DEVELOPED RESERVES (SEC DEFINITIONS)

Securities and Exchange Commission Regulation S-X §210.4-10(a)(6) defines developed oil and gas reserves as follows:

Developed oil and gas reserves are reserves of any category that can be expected to be recovered:

(i) Through existing wells with existing equipment and operating methods or in which the cost of the required equipment is relatively minor compared to the cost of a new well; and

(ii) Through installed extraction equipment and infrastructure operational at the time of the reserves estimate if the extraction is by means not involving a well.

Developed Producing (SPE-PRMS Definitions)

While not a requirement for disclosure under the SEC regulations, developed oil and gas reserves may be further sub-classified according to the guidance contained in the SPE-PRMS as Producing or Non-Producing.

Developed Producing Reserves
Developed Producing Reserves are expected to be recovered from completion intervals that are open and producing at the time of the estimate.

Improved recovery reserves are considered producing only after the improved recovery project is in operation.

RYDER SCOTT COMPANY PETROLEUM CONSULTANTS

PETROLEUM RESERVES STATUS DEFINITIONS AND GUIDELINES

Developed Non-Producing
Developed Non-Producing Reserves include shut-in and behind-pipe reserves.

Shut-In
Shut-in Reserves are expected to be recovered from:

(1)	completion intervals which are open at the time of the estimate, but which have not started producing;

(2)	wells which were shut-in for market conditions or pipeline connections; or

(3)	wells not capable of production for mechanical reasons.

Behind-Pipe
Behind-pipe Reserves are expected to be recovered from zones in existing wells, which will require additional completion work or future re-completion prior to start of production.

In all cases, production can be initiated or restored with relatively low expenditure compared to the cost of drilling a new well.

UNDEVELOPED RESERVES (SEC DEFINITIONS)

Securities and Exchange Commission Regulation S-X §210.4-10(a)(31) defines undeveloped oil and gas reserves as follows:

Undeveloped oil and gas reserves are reserves of any category that are expected to be recovered from new wells on undrilled acreage, or from existing wells where a relatively major expenditure is required for recompletion.

(i)
Reserves on undrilled acreage shall be limited to those directly offsetting development spacing areas that are reasonably certain of production when drilled, unless evidence using reliable technology exists that establishes reasonable certainty of economic producibility at greater distances.

(ii) Undrilled locations can be classified as having undeveloped reserves only if a development plan has been adopted indicating that they are scheduled to be drilled within five years, unless the specific circumstances, justify a longer time.

(iii) Under no circumstances shall estimates for undeveloped reserves be attributable to any acreage for which an application of fluid injection or other improved recovery technique is contemplated, unless such techniques have been proved effective by actual projects in the same reservoir or an analogous reservoir, as defined in paragraph (a)(2) of this section, or by other evidence using reliable technology establishing reasonable certainty.

RYDER SCOTT COMPANY PETROLEUM CONSULTANTS